FILE 82-4297

[redacted]

08001930

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

April 8, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on March 19 – April 2, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

PROCESSED
APR 2 2 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
APR 14 2008
Washington, DC
105

4/18

1/1

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 8,640 new Konecranes shares subscribed for with the B series stock option rights under Konecranes 1999 stock option plan and the C series stock option rights under Konecranes 2003 stock option plan have been recorded in the Trade Register on March 19, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,047,420 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about March 20, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES STOCK EXCHANGE RELEASE 2 APRIL, 2008 AT 13.25

Share subscriptions under Konecranes stock options

A total of 102 600 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1999B-series	47,600	8.25
2003B-series	55,000	5,405

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,150,020 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about April 11, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about April 14, 2008.

The remaining outstanding stock options entitle to subscription of 1,877,700 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
Investor Relations Manager

Further information can be obtained from
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE APRIL 2, 2008 AT 13.30 PM

Subscription period for Konecranes' 1999B and 2003B series option programs ends

The subscription period for the B series options under Konecranes 2003 option program ended on 31 March, 2008. In total, 800,000 new shares were subscribed under the program, which increased Konecranes' share capital by EUR 275,600. The subscription rights for the 2003B series stock options were fully exercised.

The Konecranes 1999B option program ended on 31 March, 2008, and 416,000 new shares were subscribed under the program, which increased Konecranes share capital by EUR 155,400.

According to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007, new shares subscribed for under Konecranes' option programs and recorded in the Trade Register will no longer increase the share capital, but will be booked entirely to the invested non-restricted equity fund. The Konecranes 1999B option program entitled to subscriptions of 600,000 shares in total. The option rights that were not exercised by the end of the subscription period are no longer valid. The terms and conditions of Konecranes' option programs are available at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END